UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29137P109
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 29137P109	Page 2 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,997,657
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,997,657
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 3 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,997,657
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,997,657
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 29137P109	Page 4 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 804,856
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 804,856
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 5 of 8 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,192,801
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,192,801
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 6 of 8 Pages
SCHEDULE 13D

Item 1.  Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by Emmaus Life Sciences, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2014 (the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended by adding the following:

The aggregate exercise price of the warrants to purchase Shares exercised by the Reporting Persons as described in Item 4 below was $1,391,799.50.  The source of funding for this exercise price was the general working capital of the applicable Reporting Person.

Item 4.  Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

On June 9, 2014, (i) Sarissa Capital Domestic Fund LP (“Sarissa Domestic”) exercised warrants to purchase 237,441 Shares at an exercise price of $3.50 per Share and (ii) Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore”) exercised warrants to purchase 160,216 Shares at an exercise price of $3.50 per Share.  On June 10, 2014, the Issuer, based on an offer made to those of its shareholders who participated in the Issuer’s private placement on September 11, 2013 (the “Transaction”), issued the following warrants to replace those that were exercised: (i) a warrant to Sarissa Domestic to purchase 237,441 Shares at an exercise price of $3.50 per Share, and (ii) a warrant to Sarissa Offshore to purchase 160,216 Shares at an exercise price of $3.50 per Share (collectively, the “Replacement Warrants”).  The Replacement Warrants have the same expiration date (i.e., September 11, 2018) and other terms as the warrants to purchase Shares issued by the Issuer in its private placement on September 11, 2013 (the “Private Placement Warrants”, and together with the Replacement Warrants, the “Warrants”).  Sarissa Capital Management LP consented to the Transaction in accordance with its rights under Section 1(a) of the Designation Agreement (as defined in the Initial Schedule 13D).

The description herein of the Replacement Warrants in this Schedule 13D is qualified in its entirety by reference to the full text of the Form of Warrant, a copy of which was referenced in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,997,657 Shares (consisting of 1,197,657 Shares and 800,000 Shares underlying the Warrants) representing approximately 7.3% of the Issuer's outstanding Shares (based upon the 26,724,057 Shares stated to be outstanding as of May 13, 2014 by the Issuer in the Issuer’s Form 10−Q for the quarterly period ended March 31, 2014).

(b) For purposes of this Schedule 13D:

CUSIP No. 29137P109	Page 7 of 8 Pages
SCHEDULE 13D

Sarissa Domestic has sole voting power and sole dispositive power with regard to 1,192,801 Shares (consisting of 715,121 Shares and 477,680 Shares underlying the Warrants).  Sarissa Offshore has sole voting power and sole dispositive power with regard to 804,856 Shares (consisting of 482,536 Shares and 322,320 Shares underlying the Warrants).  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,997,657 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,997,657 Shares held by the Sarissa Funds.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

Except as otherwise described herein or as set forth in the Subscription Agreement, the Designation Agreement or the Warrants, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 29137P109	Page 8 of 8 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2014

SARISSA CAPITAL MANAGEMENT LP

By:	/s/Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner